UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Lions Gate Entertainment Corp.
(Name of Issuer)
Common Shares, no par value per share
(Title of Class of Securities)
535919203
(CUSIP Number)
Robert S. Hart, Esq.
5424 Deloache Avenue
Dallas, Texas 75220
(214) 378-5301
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 5, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	535919203

1.	NAMES OF REPORTING PERSONS Mark Cuban

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7.	SOLE VOTING POWER

NUMBER OF		6,369,315

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,369,315

WITH	10.	SHARED DISPOSITIVE POWER

		0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,369,315

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.4%(1)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) As discussed in Item 6 below, in addition to the common shares beneficially owned by Mr. Cuban, Mr. Cuban has sold to counterparties the right to put to him 2,000,000 shares of common stock at a price of $7.50 per share, if exercised prior to or on January 22, 2011. Assuming the exercise by those counterparties of those rights, Mr. Cuban’s ownership percentage would be 7.1%.

Page 2 of 6 Pages

CUSIP No.	535919203
Item 1. Security and Issuer
This statement relates to the Common Stock, no par value (the “Common Stock”), issued by Lions Gate Entertainment Corp. (the “Issuer”). The address of the principal executive offices of the Issuer is 1055 West Hastings Street, Suite 2200, Vancouver, British Columbia V6E 2E9, and 2700 Colorado Avenue, Suite 200, Santa Monica, California 90404.
Item 2. Identity and Background
(A) Mark Cuban
(B) 5424 Deloache Avenue
     Dallas, TX 75220
(C) Mr. Cuban is a private business owner and investor.
(D) During the last five years, Mr. Cuban has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(E) During the last five years, Mr. Cuban has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(F) Mr. Cuban is a citizen of the U.S.A.
Item 3. Source and Amount of Funds or Other Consideration
Through a personal investment account, the shares of Common Stock were purchased for an aggregate purchase price of $27,897,430 using personal funds of Mr. Cuban.
Item 4. Purpose of Transaction
Mr. Cuban acquired the shares of Common Stock for investment purposes. Mr. Cuban intends to assess his investment in the Issuer from time to time on the basis of various factors, including, without limitation, the Issuer’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, including the market price of the Common Stock, as well as other developments and other investment opportunities.
Depending upon the foregoing factors or any other factors deemed relevant by Mr. Cuban, he may acquire additional shares of Common Stock in open market transactions, privately negotiated transactions or otherwise. He may also determine to dispose of all or part of the shares of Common Stock in open market transactions, privately negotiated

  Page 3 of 6 Pages

CUSIP No.	535919203
transactions or otherwise. Any acquisition or disposition may be effected by Mr. Cuban at any time without prior notice.
Depending upon a variety of factors, including the foregoing. Mr. Cuban may from time to time and at any time, in his sole discretion, consider, formulate and implement various plans or proposals intended to enhance the value of his current or future investment in the Issuer, enhance shareholder value or enhance the value of the Issuer’s assets, or that may involve other extraordinary matters relating to the Issuer, including, among other things, proposing or effecting any transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.
The information set forth in this Item 4 is subject to change from time to time and at any time, and there can be no assurances that Mr. Cuban will or will not take, or cause to be taken, any of the actions described above or any similar actions.
Except as described herein, Mr. Cuban does not have any present plans or proposals that would result in, or relate to, any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(A) All percentages set forth in this statement are based on 117,951,193 shares of Common Stock reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on March 26, 2010. As of the date of the filing of this Schedule 13D, Mr. Cuban is the beneficial owner of 6,369,315 shares of Common Stock, which represents approximately 5.4% of the shares of Common Stock outstanding.
(B) Mr. Cuban has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 6,369,315 shares of Common Stock.
(C) The following table discloses the transactions in shares of Common Stock during the past 60 days by Mr. Cuban:

Date	Type of Transaction	Number of Shares	Price per share
3/23/2010	Open Market	552,508	$5.95
3/24/2010	Open Market	448,692	$6.27
3/26/2010	Open Market	2,100	$6.18
3/29/2010	Open Market	64,417	$6.23
3/30/2010	Open Market	191,279	$6.23
3/31/2010	Open Market	350,685	$6.23
4/1/2010	Open Market	142,450	$6.23
4/5/2010	Open Market	247,869	$6.23
4/7/2010	Open Market	254,600	$6.13
4/8/2010	Open Market	35,100	$6.13

  Page 4 of 6 Pages

CUSIP No.	535919203
(D) Not applicable.
(E) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
In the open market, Mr. Cuban has sold to counterparties the right to put to him 2,000,000 shares of common stock at a price of $7.50 per share, if exercised prior to or on January 22, 2011.
Item 7. Material to Be Filed as Exhibits
Not Applicable.

  Page 5 of 6 Pages

CUSIP No.	535919203
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2010	/s/ Mark Cuban
Mark Cuban

  Page 6 of 6 Pages